May 23, 2006

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:

Re: Cicero, Inc.
Registration Statement on Form S-4
Filed May 13, 2005 and Amended December 9, 2005
 File No. 333-124930

Ladies and Gentlemen:

The undersigned, as Chief Executive Officer and Chief Financial Officer of Cicero, Inc. (the "Company") hereby informs the Securities and Exchange Commission (the "Commission") that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement (No. 333-129880), including all amendments and exhibits thereto.

  The Company has determined based on comments received by the Commission that it cannot both raise necessary capital from investors while also having the Registration Statement on file with the Commission. Therefore, the Company hereby requests that the Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the "Securities Act"). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

The Company requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Lawrence M. Bell, at (212) 907-7370. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

Cicero, Inc.

By: /s/ John P. Broderick
Name: John P. Broderick
Title: Chief Executive Officer